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14046013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67874

SEC RECEIVED FEB 2 7 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND USA, LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 W. Jackson Blvd. Suite 110
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Kelly	(312) 239-2234
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/24/14

OATH OR AFFIRMATION

I, **Heather Kelly**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Superfund USA, LLC**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Heather Kelly
Signature

President
Title

Subscribed and sworn to before me this

24th day of February, 2014

Mark T. Busha
Notary Public

MARK T. BUSHA
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01BU4999160
My Commission Expires 01/15/2015

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Superfund USA, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Superfund USA, LLC, (the "Company") which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superfund USA, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

R&J

Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
February 11, 2014

Superfund USA, LLC

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	259,629
Receivable from affiliates		38,798
Furniture and Equipment, at cost (net of accumulated depreciation of $234,824)		12,895
Other		72,251
	$	383,573

Liabilities and Member's Equity

Liabilities:		
Commissions and salaries payable	$	23,045
Accounts payable and accrued expenses		51,533
		74,578
Member's Equity		308,995
	$	383,573

See accompanying notes.

Superfund USA, LLC

Statement of Operations

Year Ended December 31, 2013

Revenues		
Commissions	$	614,200
Interest		529
		614,729
Expenses		
Commissions, brokerage, and regulatory fees		512,387
Professional fees		96,777
Office and communications		151,820
Occupancy		88,838
Compensation and benefits		461,965
		1,311,787
Net (loss)	$	(697,058)

See accompanying notes.

Superfund USA, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2013

		Total
Balance at January 1, 2013	$	606,053
Member Contributions		400,000
Net (loss)		(697,058)
Balance at December 31, 2013	$	308,995

See accompanying notes.

Superfund USA, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities		
Net (loss)	$	(697,058)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		6,282
(Increase) decrease in operating assets:		
Receivable from affiliates		22,117
Other		(11,885)
Increase (decrease) in operating liabilities:		
Commissions and salaries payable		(33,607)
Accounts payable and accrued expenses		(6,234)
Net cash used in operating activities		(720,385)
Cash flows from financing activities:		
Member's contributions		400,000
Net cash provided by financing activities		400,000
Net decrease in cash		(320,385)
Cash at beginning of year		580,014
Cash at end of year	$	259,629

See accompanying notes.

1. Organization and Business

Superfund USA, LLC (the "Company") is a limited liability company that was organized in the State of Delaware on December 8, 2011. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in offering services related to the sales and marketing of interests in various funds.

Effective June 1, 2012, the Company assumed all of the assets of Superfund USA, Inc. in exchange for 100% of the membership units in the Company. Prior to the transfer, Superfund USA, Inc. was registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and was a member of FINRA since 2008. Concurrent with the transfer, Superfund USA, Inc. merged with Superfund Asset Management, Inc. and Superfund Strategies, Inc. (the "Merger"). The surviving corporation Superfund USA, Inc. subsequently changed its name to Superfund USA Holdings, Inc. ("SUSA Holdings") and re-domiciled in Delaware. As a result of the transactions, SUSA Holdings became the sole member of the Company.

2. Summary of Significant Accounting Policies

Revenue Recognition
Commission income and related expenses from securities transactions are recorded on a settlement date basis that does not differ materially from the trade date basis. Generally accepted accounting principles (GAAP) normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2013, nor material to the results of its operations for the year then ended.

Goodwill
The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that goodwill has not been impaired for the year ending December 31, 2013.

Income Taxes
For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the member will be responsible for income taxes, if any.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on technical merits of the position.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Depreciation
Furniture and equipment is depreciated over the estimated useful lives of the assets using the straight line method. Depreciation expense for the year ended December 31, 2013 amounted to $6,282.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Fair Value Measurement and Disclosure

In accordance with GAAP, fair value is defined as the price that would be received to self an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

3. Fair Value Measurement and Disclosure, Continued

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Gains and losses from investment in equities and options are realized when the contracts are liquidated and change in net unrealized gain or loss from the preceding period is reported in the statement of operations.

At December 31, 2013, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC topic 820.

4. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities.

5. Related-Party Transactions

The Company shares certain expenditures, receives certain services, and collects payments on behalf of related companies.

The sole shareholder of the SUSA Holdings is also the sole shareholder of Superfund Capital Management, Inc., the general partner of Superfund Green L.P. ("Green") and Superfund Gold, L.P. ("Gold"). Green and Gold trade speculatively in the United States of America and in Global commodity futures markets. The Company has selling agent agreements to act as the exclusive marketing agent for Green and Gold. During the year ended December 31, 2013, the Company received commissions from Green and Gold of approximately $370,000 and $244,000. At December 31, 2013, the Company had receivables from Green and Gold approximating $25,000 and $14,000, respectively.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2013.

7. Commitments

The Company conducts its operations in a leased office and annual rent is charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor. The Company leases office space under a noncancelable lease that expires through May 31, 2015.

At December 31, 2013, the aggregate minimum annual rental commitment under this lease is as follows:

Year Ending December 31,	Amount
2014	$ 68,000
May 31, 2015	28,000
Total	$ 96,000

Rental expense charged to operations for the year ended December 31, 2013 approximated $82,000.

8. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company has elected not to make contributions to the plan and is not the trustee of the plan assets.

Employee contributions made to the plan during the year ended December 31, 2013 approximated $25,000.

9. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $25,000 or 6 and ⅔ % of “aggregate indebtedness”, as defined.

At December 31, 2013, the Company had net capital and net capital requirements of $185,051 and $25,000, respectively.

10. Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 11, 2014, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Superfund USA, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2013

Computation of net capital		
Total member's equity		$ 308,995
Deduct member's equity not allowable for Net Capital		-
Total member's equity qualified for net capital		308,995
Deductions and /or charges:		
Nonallowable assets:		
Receivable from affiliates	$ 38,798	
Other	72,251	
Furniture and equipment	12,895	(123,944)
Net capital before haircuts on securities positions		185,051
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ -	-
Net capital		$ 185,051
Computation of basic capital requirement		
Minimum net capital required (greater of $25,000 or 6 ⅔% of aggregate indebtedness)		25,000
Net capital in excess of net capital requirement		$ 160,051
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 74,578
Ratio of aggregate indebtedness to net capital		% 40

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2013.

See accompanying notes.

Superfund USA, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

Superfund USA, LLC

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

Superfund USA, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2013

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Superfund USA, LLC

In planning and performing our audit of the financial statements of Superfund USA, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 11, 2014

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Superfund USA, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Superfund USA, LLC (the "Company") and the Securities and Exchange Commission, SIPC, and Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

February 11, 2014

Superfund USA, LLC

Schedule of Assessment and Payments Form SIPC-7

December 31, 2013

	Amount	Payment Date
SIPC-7 annual general assessment	$ 333	
Overpayment applied from prior year	713	Prior years
Overpayment (amount due)	$ 380	